Exhibit 99.1

VivoPower International PLC Announces Latest Data Center Contract

LONDON, October 16, 2020 (GLOBE NEWSWIRE) -- VivoPower International PLC (Nasdaq: VVPR) (“VivoPower”), an international battery technology, electric vehicle, solar and critical power services company, is pleased to announce that Kenshaw Electrical Pty Limited (“Kenshaw”), its wholly-owned subsidiary in Australia, has been awarded a contract by a leading Australian data center to supply and install emergency backup generators.

Kenshaw will deliver four 2,250 kVA Cummins generators to the Canberra facility, guaranteeing it can meet its operational requirements without interruption in the event of an outage. Work on the AUD$1.9 million (USD$1.3 million) project will begin in October, with plans for the generators to be ready by Christmas.

Kenshaw has a strong track record delivering critical power solutions for data center providers, and its onsite generators enable fully independent off-grid operations if needed.

“We are proud that our work can help this center give its clients peace of mind around security and reliability,” said Adam Malcolm, Kenshaw’s General Manager.

“This project is another welcome addition to our order book and cements our status as a high-quality provider to the data center industry. We look forward to expanding our capabilities in this area in the future.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, North America and Europe.

About Kenshaw

Kenshaw is a wholly-owned subsidiary of VivoPower in Australia. Founded in 1981, Kenshaw has a differentiated mix of critical electrical power, critical mechanical power and non-destructive testing capabilities for customers across a range of industries. Kenshaw specializes in:

●	generator design, turn-key sales and installation
●	generator servicing and emergency breakdown services
●	electrical motor service and repair
●	customized motor modifications
●	non-destructive testing services including crack testing
●	diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis
●	industrial electrical services.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com